

July 14, 2011

Via E-mail
Mr. Guoshen Tu
Chief Executive Officer
China Security & Surveillance Technology, Inc.
13/F, Shenzhen Special Zone Press Tower
Shennan Rd.
Futian, Shenzhen 518034

> Re: **China Security & Surveillance Technology, Inc.**
> **Amendment No. 1 to Schedule 13E-3**
> **Filed on July 8, 2011**
> **File No. 005-80530**
>
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed on July 8, 2011**
> **File No. 001-33774**

Dear Mr. Tu:

We have reviewed your revised filings and have the following comments.

Revised Preliminary Proxy Statement on Schedule 14A

Recommendation of Our Board of Directors and Special Committee…, page 31

1. We note your response to prior comment 18. We continue to believe that the third through sixth points on page 32 should be addressed with more specificity. If you retain these points, please disclose how such factors as "knowledge," "challenges," "economic conditions" and "future financial performance" led your special committee and board of directors to conclude that the transaction is substantively and procedurally fair to unaffiliated security holders. See Question 21 in SEC Release No. 34-17719 (April 13, 1981).

2. We note your response to prior comment 19 and continue to question how the board of directors and the special committee determined that Mr. Tu's unwillingness to consider any other transaction indicates that the transaction is fair to unaffiliated security holders. Please provide additional detail regarding the deliberations on this point.

3.   We note your response to prior comment 20. Given that substantially all of your assets and operations appear to be located in China, when discussing appraisal rights, please include appropriate disclosure discussing any risks related to the ability of security holders to enforce judgments against you and your directors and officers. Please also discuss any treaties or reciprocity between the U.S. and China and the extent to which you have assets available in the U.S. that may be used to satisfy any liabilities you may incur.

4.   We note your response to prior comment 21. Our comment addressed what is now the third bullet point on the bottom half of page 36, which reads: "the risk of loss of opportunity to enter into a transaction with the Tu Parties in the event of a failure to execute a binding merger agreement…" Please clarify how the special committee and the board of directors considered that a potential inability to enter into the transaction would be a negative factor when evaluating the transaction.

Debt Financing, page 52

5.   You disclose that you have entered into a facility agreement with CDB, but the agreement on file appears to be undated and unexecuted. Please advise.

Information Concerning Nominees and Incumbent Directors and Executive Officers, page 90

6.   We note your response to prior comment 1. Please disclose in your proxy statement the citizenship of Mr. Li, Mr. Mak and Mr. Shiver.

        You may contact me at (202) 551-3503 if you have any questions regarding our comments.

                                        Sincerely,

                                        /s/ David L. Orlic

                                        David L. Orlic
                                        Special Counsel
                                        Office of Mergers and Acquisitions

cc: Via E-mail
        Gregory D. Puff, Esq.
        Shearman & Sterling LLP